Richard P. Cunningham, Jr. Direct Dial: 804.823.4017 Direct Fax: 804.823.4099 rcunningham@kv-legal.com

February 24, 2014

VIA EDGAR and FedEx Overnight

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Residential Growth REIT, Inc.
Pre-Effective Amendment No. 2 to Registration Statement on Form S-11
Filed February 24, 2014

File No. 333-192610

Dear Ms. Gorman and Ms. Aberg:

This letter is submitted on behalf of our client, Bluerock Residential Growth REIT, Inc. (the “Company”), in response to a comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated January 23, 2014 (the “Comment Letter”) with respect to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-11 (File No. 333-192610) filed with the Commission on January 9, 2014 (the “Registration Statement”), and is supplemental to the Company’s response letter dated January 27, 2014 undertaking to address the Staff’s comment in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have reproduced the comment below, followed by our response.

For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 2, reflecting all changes to the Registration Statement. Such changes have been made in response to the Staff’s comment, for the purpose of updating the Registration Statement with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on February 14, 2014 and 2013 year end financial, operating and statistical information, and for the purpose of updating and revising certain information in the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

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Richmond Office | 1401 E. Cary Street | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

Alexandria Office | 439 North Lee Street | Alexandria, VA 22314 | Phone: 572.527.1300 | Fax: 571.527.1319

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 24, 2014

General

1.	Comment: We note your response to comment 2 and your draft legal opinion. In the third paragraph of the “Prospectus Summary” preamble, you state that the disclosure assumes the effectiveness of your Second Articles of Amendment and Restatement. We note that the new share class will be authorized by your Second Articles of Amendment and Restatement. Please advise whether you intend to file as an exhibit to the registration statement prior to its being declared effective your effective Second Articles of Amendment and Restatement. If so, please revise your disclosure as appropriate. If not, please advise how the shares you are seeking to register are duly authorized.

Response: The Company confirms that it will file the effective Second Articles of Amendment and Restatement as an exhibit to the Registration Statement prior to requesting effectiveness of the Registration Statement. Further, the Company has removed the Company’s assumption as to the effectiveness of the Second Articles of Amendment and Restatement contained on page 1 in the “Prospectus Summary” preamble and on page 154 in the “Description of Capital Stock” preamble, and further revised disclosure regarding the Recapitalization on pages iii and 60 to reflect the effectiveness of the Second Articles of Amendment and Restatement and the occurrence of the Recapitalization prior to the effective date of the Registration Statement in Amendment No. 2.

The Company respectfully believes that the changes made in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comment. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Richard P. Cunningham, Jr.
Richard P. Cunningham, Jr.

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 24, 2014

cc:	R. Ramin Kamfar, Bluerock Residential Growth REIT, Inc.

Michael L. Konig, Esq., Bluerock Residential Growth REIT, Inc.

Lori B. Morgan, Esq., Bass, Berry & Sims PLC